BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

August 14, 2012

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

Laura Veator, Staff Accountant

Gabriel Eckstein, Staff Attorney

Matthew Crispino, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baidu, Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2011 (“2011 20-F”) Filed March 29, 2012 File No. 000-51469

Dear Ms. Collins, Ms. Veator, Mr. Eckstein and Mr. Crispino:

This letter sets forth the Company’s response to the comments contained in the letter dated August 2, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 20-F. The comments are repeated below and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2011

Notes to the Consolidated Financial Statements

Note 3. Business Combination

Acquisition of Qunar, page F-30

1.	We note your disclosure that the fair value of the redeemable noncontrolling interest was estimated using the income approach based on significant inputs that are not observable in the market, and based on inputs that market participants would consider when estimating equity fair value of the same industry. However, your response to prior comment 7 indicates that the initial carrying value of the redeemable noncontrolling interest was recorded at its fair value on the acquisition date, which equaled the fixed redemption amount of US$146 million, as the noncontrolling interest is immediately redeemable. Please reconcile these statements and revise your disclosures accordingly. Please provide us with any proposed revised disclosures.

The Company respectfully advises the Staff that the redeemable noncontrolling interests were initially recorded at the fair value on the acquisition date, which was estimated using the income approach based on significant inputs that are not observable in the market and the inputs that market participants would consider when estimating equity fair value of the same industry. The fair value derived from the income approach based on discounted cash flows approximated the fixed redemption amount of US$146 million, which is considered reasonable because the noncontrolling interests were immediately redeemable and the redemption amount to be paid to the holders of noncontrolling interests as of the acquisition date is expected to represent the fair value of the noncontrolling interests. The Company’s response to prior comment 7 focused on addressing whether any adjustments have been recorded to accrete the carrying value of the redeemable noncontrolling interests to the fixed redemption amount subsequent to the acquisition date, whereas the disclosure on page F-30 of the 2011 20-F focused on providing relevant information on the purchase price allocation for the business combination and explaining how the fair value of the noncontrolling interests was determined. Therefore, the Company’s response to prior comment 7 and the disclosure on page F-30 of the 2011 20-F are not inconsistent. However, in light of the Staff’s comment, the Company proposes to include the following revised disclosure in its future Form 20-F for the 2012 fiscal year for clarification purpose (added text is underlined in bold):

The redeemable noncontrolling interests were initially recorded at fair value on the acquisition date in accordance with ASC 805-20-30-7, which approximated the fixed redemption amount because the noncontrolling interests were immediately redeemable and the redemption amount to be paid to the holders of noncontrolling interests as of the acquisition date is expected to represent the fair value of the noncontrolling interests.

Exhibits

2.	We note from your response to prior comment 4 that you did not file the renewed loan agreement relating to Baidu Pay given the lack of material difference in content to the original loan agreement dated March 5, 2010, which you previously filed as Exhibit 4.40 to the 2010 Form 20-F. We refer you to Item 601(b)(10) of Regulation S-K which requires that all contracts which are material to a registrant be filed. As such, please amend your December 31, 2011 Form 20-F to include this agreement as an Exhibit. In addition, please include in your Form 20-F/A filing the correction to Exhibit 4.58 as discussed in prior comment 13.

As discussed with the Staff, the Company will amend the 2011 20-F to include the renewed loan agreement as an exhibit and the correct Exhibit 4.58 promptly after the Staff orally informs the Company that all other comments on the 2011 20-F are cleared.

*        *        *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2011 20-F, please contact the undersigned at +86 10 5992-8999 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4850.

Very truly yours,

/s/ Jennifer Li
Jennifer Li
Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom

KC Yau, Partner, Ernst & Young Hua Ming

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